AGREEMENT

Agreement made this 8th day of November, 1995, between S.I.S. Mercator Fund, Inc. (the "Fund"), a Maryland corporation, and East Coast Consultants, Inc., a Pennsylvania corporation ("Distributor").

In consideration of the mutual promises and undertakings herein contained, and intending to be legally bound, the parties agree as follows:

(1)The Fund hereby authorizes the Distributor to promote, sell and supervise the sale of shares issued by the Fund pursuant to the Registration Statement filed by the Fund with the U.S. Securities and Exchange Commission on Form N-1A, as amended from time to time, during the term of this Agreement.

(2)Sales of Fund shares shall be effected in a manner consistent with the Registration Statement.

(3)In carrying out its responsibilities under this Agreement, Distributor shall use its best efforts to ensure that its personnel comply with applicable federal and state regulatory requirements regarding the sale of securities, and with the applicable rules of the National Association of Securities Dealers, Inc. ("NASD").

(4)Distributor shall use its best efforts to encourage and promote the sale of Fund shares and, to this end, avail itself of the resources provided under the Fund's Distribution Plan ("Plan").

(5)Distributor shall be responsible for, and shall bear the cost of, its own registration as a securities dealer under federal and state law and of its membership in the NASD. Distributor shall request the Fund to register or qualify the Fund's shares under the laws of such jurisdictions as Distributor shall recommend. The Fund shall bear the costs of such registrations and qualifications.

(6)This Agreement shall become effective on the effective date of the registration statement of the Fund, provided that prior to such date this Agreement has been approved by a vote of a majority of the Directors of the Fund, including a majority of the "Disinterested Directors," as defined in the Plan, cast in person at a meeting called for the purpose of voting on such approval, and shall continue in effect until November 7, 1997, and may be continued thereafter for consecutive terms each of one year, provided that any such continuance is approved in the manner provided above.

(7)This Agreement shall terminate automatically in the event of its assignment and may be terminated by either party without penalty upon sixty days written notice.

(8)The terms "person" and "assignment" shall have the meanings ascribed thereto, respectively, under the 1940 Act.

(9)No compensation shall be paid to Distributor hereunder. Compensation shall be payable to Distributor solely pursuant to the Plan. Distributor understands that if the Plan is terminated as to one or more Fund
Portfolios, no further payments shall be made by the Fund pursuant to the Plan in respect of such Portfolio(s).

(10)Any notice required or permitted to be given by either party to the other shall be deemed sufficient if sent by registered or certified mail, postage prepaid, addressed by the party giving notice to the other party at the last address furnished by the other party to the party giving notice.

IN WITNESS WHEREOF, and Fund and Distributor have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the day and year above written.



S.I.S. Mercator Fund, Inc.



By ____________________________



East Coast Consultants, Inc.



By ____________________________


Date: